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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 25049

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                              SEQUA CORPORATION
- ------------------------------------------------------------------------------
                               (Name of Issuer)

                      Class B Common Stock, no par value
- ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  81732 020
- ------------------------------------------------------------------------------
                                (CUSIP Number)
                           Mr. Norman E. Alexander
                            c/o Sequa Corporation
                      200 Park Avenue, New York, NY 10166
- ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 May 23, 1996
- ------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is fil-ing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.
                                                                   __
Check the following box if a fee is being paid with the statement / /.  (A fee
                                                                  --
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter dis-closures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 81732 020                                         Page 2 of 10 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Norman E. Alexander
                  S.S. # ###-##-####
                                                                            __
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /X/
															--
                                                                            __
                                                                       (b) /_/
3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

                  PF
                                                                            __
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      /_/
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

7.    SOLE VOTING POWER

                  1,946,647

8.    SHARED VOTING POWER

                  None

9.    SOLE DISPOSITIVE POWER

                  1,946,647

10.   SHARED DISPOSITIVE POWER

                  None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

                  1,946,647
                                                                            __
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               /_/
      CERTAIN SHARES*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  58.4%

14.   TYPE OF REPORTING PERSON*

                  IN

                                 SCHEDULE 13D


CUSIP No. 81732 020                                         Page 3 of 10 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Fifty Broad Street, Inc.
                  I.R.S. Id. No. 13-1769653
                                                                            __
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /X/
															--
                                                                            __
                                                                       (b) /_/
3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
                                                                            __
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      /_/
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

7.    SOLE VOTING POWER

                  101,463

8.    SHARED VOTING POWER

                  None

9.    SOLE DISPOSITIVE POWER

                  101,463

10.   SHARED DISPOSITIVE POWER

                  None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

                  101,463
                                                                            __
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               /_/
      CERTAIN SHARES*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.1%

14.   TYPE OF REPORTING PERSON*

                  CO

                                 SCHEDULE 13D


CUSIP No. 81732 020                                         Page 4 of 10 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Forfed Corporation
                  I.R.S. Id. No. 13-0714303
                                                                            __
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /X/
															--
                                                                            __
                                                                       (b) /_/
3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

                                                                            __
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      /_/
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.    SOLE VOTING POWER

                  1,379,843

8.    SHARED VOTING POWER

                  None

9.    SOLE DISPOSITIVE POWER

                  1,379,843

10.   SHARED DISPOSITIVE POWER

                  None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

                  1,379,843
                                                                            __
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               /_/
      CERTAIN SHARES*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  41.4%

14.   TYPE OF REPORTING PERSON*

                  CO

                                 SCHEDULE 13D


CUSIP No. 81732 020                                         Page 5 of 10 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  42 New Street Inc.
                  I.R.S. Id. No. 13-1861794
                                                                            __
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /X/
															--
                                                                            __
                                                                       (b) /_/
3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

                                                                            __
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      /_/
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

7.    SOLE VOTING POWER

                  43,725

8.    SHARED VOTING POWER

                  None

9.    SOLE DISPOSITIVE POWER

                  43,725

10.   SHARED DISPOSITIVE POWER

                  None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

                  43,725
                                                                            __
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               /_/
      CERTAIN SHARES*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.3%

14.   TYPE OF REPORTING PERSON*

                  CO

                                 SCHEDULE 13D


CUSIP No. 81732 020                                         Page 6 of 10 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Youandi Corporation
                  I.R.S. Id. No. 13-1936115
                                                                            __
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /X/
															--
                                                                            __
                                                                       (b) /_/
3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

                                                                            __
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      /_/
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

7.    SOLE VOTING POWER

                  30,000

8.    SHARED VOTING POWER

                  None

9.    SOLE DISPOSITIVE POWER

                  30,000

10.   SHARED DISPOSITIVE POWER

                  None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

                  30,000
                                                                            __
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               /_/
      CERTAIN SHARES*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .9%

14.   TYPE OF REPORTING PERSON*

                  CO

                                 SCHEDULE 13D


CUSIP No. 81732 020                                         Page 7 of 10 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Galleon Syndication Corporation
                  I.R.S. Id. No. 13-3150821
                                                                            __
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /X/
															--
                                                                            __
                                                                       (b) /_/
3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

                                                                            __
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      /_/
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

7.    SOLE VOTING POWER

                  41,000

8.    SHARED VOTING POWER

                  None

9.    SOLE DISPOSITIVE POWER

                  41,000

10.   SHARED DISPOSITIVE POWER

                  None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

                  41,000
                                                                            __
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               /_/
      CERTAIN SHARES*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.2%

14.   TYPE OF REPORTING PERSON*

                  CO

                                 SCHEDULE 13D


CUSIP No. 81732 020                                         Page 8 of 10 Pages


Item 1.  Security and Issuer
- ------   -------------------

          This statement relates to the Class B Common Stock, no par value per share (the "Shares"), of Sequa Corporation, a Dela-ware corporation (the "Company"), the principal executive offices of which are located at 200 Park Avenue, Suite 5410, New York, New York 10166.

Item 2.  Identity and Background
- ------   -----------------------

          This statement is being filed on behalf of Norman E. Alexander and the following corporations: Fifty Broad Street, Inc., ("Fifty Broad"), a New York corporation; Forfed Corporation ("Forfed"), a Delaware corporation; 42 New Street, Inc. ("42 New"), a New York corporation; Galleon Syndicate Corporation, ("Galleon"), a New York corporation; and Youandi Corporation ("Youandi"), a New York corporation; (such corporations are collectively referred to as the "Corporations").

Item 3.  Source and Amount of Funds or Other Consideration
- ------   -------------------------------------------------

          The funds used in making the purchase described in Item
5 were the personal funds of Norman E. Alexander, and the amount used was $2,520,000.

Item 4.  Purpose of Transaction
- ------   ----------------------

          The purpose of the purchase described in Item 5 was to reinforce Mr. Alexander's controlling interest in Sequa
Corporation.

Item 5.  Interest in Securities of the Issuer
- ------   ------------------------------------

          (a) Mr. Alexander individually and through the Corpora-tions beneficially owns an aggregate of 1,946,647 Shares compris-ing approximately 58.4% of the outstanding Shares. Forfed owns 1,379,843 Shares or approximately 41.4% of the Shares outstand-ing, Fifty Broad owns 101,463 Shares or approximately 3.1% of the Shares outstanding, 42 New Street Inc. owns 43,725 Shares or approximately 1.3% of the Shares outstanding, Youandi Corporation owns 30,000 Shares or approximately .9% of the Shares outstanding and Galleon Syndication Corporation owns 41,000 Shares or approx-imately 1.2% of the Shares outstanding.

          (b) Each of the above persons has the sole right to vote and dispose of all of its Shares, but Mr. Alexander, by vir-tue of his ownership and positions with the Corporations, has the power to vote and to dispose of all of such Shares.

                                 SCHEDULE 13D


CUSIP No. 81732 020                                        Page 9 of 10 Pages


          (c) On May 23, 1996 Norman E. Alexander purchased
60,000 Shares on the New York Stock Exchange at $42.00 per share, plus a $.05 per share commission, for a total cost of $2,520,000.

Item 6.  Contracts, Arrangements, Understandings or
- ------
         Relationships with Respect to Securities of
         the Issuer
	    -------------------------------------------

          None.


Item 7. Material to be Filed as Exhibits
- ------  --------------------------------

          None.

                                 SCHEDULE 13D


CUSIP No. 81732 020                                        Page 10 of 10 Pages



                            SIGNATURE
                            ---------

          After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              FIFTY BROAD STREET
                              FORFED CORPORATION
                              42 NEW STREET INC.
                              YOUANDI CORPORATION
                              GALLEON SYNDICATE CORPORATION



                              /s/ Norman E. Alexander
                              -----------------------------
                              Norman E. Alexander
                              Individually and on behalf of
                              the above named Corporations
                              as President or Chairman

May 31, 1996

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